SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Boundless Corporation.
(Name of Issuer)
————————————————
Common Stock, $0.01 par value
(Title of Class of Securities)

101706 20 8
(CUSIP NUMBER)

Wang Xitian
Jilin Province Huizheng Venture Capital Co., Ltd.
No. 1-3 South -hanyang Street, Longtan Development Area
Jilin City, People’s Republic of China 132001
Telephone No. 86 432 508 7546

With a copy to
Joseph Cannella, Esq.
Eaton & Van Winkle LLP
3 Park Avenue
New York, New York 10016
(212) 779-9910
————————————————
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 15, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

---------------
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO. 101706 20 8

(1)	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person

Wang Xitian I.D. No.: N/A

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds: PF, OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: PRC

NUMBER	(7) Sole Voting Power: 7,922,618
OF
SHARES
BENEFICIALLY	(8) Shared Voting Power: 13,909,091
OWNED
BY
EACH	(9) Sole Dispositive Power: 7,922,618
REPORTING
PERSON
WITH	(10) Shared Dispositive Power: 13,909,091

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,831,709

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount In Row 11: 54.6% **

(14)	Type of Reporting Person: IN
______________________
** Based upon 40,000,000 shares of the Issuer’s Common Stock outstanding as of December 15, 2006.

SCHEDULE 13D

CUSIP NO.101706 20 8

(1)	Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person

Jilin Province Huizheng Venture Capital Co., Ltd. I.D. No.: N/A

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds: WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Peoples Republic of China

NUMBER	(7) Sole Voting Power: None
OF
SHARES
BENEFICIALLY	(8) Shared Voting Power: 13,909,091
OWNED
BY
EACH	(9) Sole Dispositive Power: None
REPORTING
PERSON
WITH	(10) Shared Dispositive Power: 13,909,091

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,909,091 shares of common stock.

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount In Row 11: 34.77% **

(14)	Type of Reporting Person: OO
______________________
** Based upon 40,000,000 shares of the Issuer’s Common Stock issued and outstanding as of December 15, 2006.

SCHEDULE 13D

Item 1.     Security and Issuer.

This Statement relates to the Common Stock, $.01 par value (Common Stock) of Boundless Corporation, a Delaware corporation (the “Company”), with its principal offices at No. 1-3 South -hanyang Street, Longtan Development Area, Jilin City, People’s Republic of China.

Item 2.  Identity and Background.

.
(a)
This Filing is made by (i) Mr. Wang Xitian, who beneficially owns shares of the Company, in both an individual capacity and through (ii) Jilin Province Huizheng Venture Capital Co., Ltd. (“Huizheng”), the second filing party (together, the “Wang Reporting Persons”).

(b)	The business address for the Wang Reporting Persons is No. 1-3 South -hanyang Street, Longtan Development Area, Jilin City, People’s Republic of China 132001.

(c)
Effective as of the closing of the Exchange Agreement the subject of the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2006 (The “8-K”), Mr. Wang’s primary employment is as the Chairman and Chief Executive Officer of the Company. Huizheng’s primary business to date is holding the securities of the Company.

(d)	Over the past five years, neither of the Wang Reporting Persons has been convicted in a criminal proceeding of any kind.

(e)
During the past five years, neither of the Wang Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Wang is a citizen of the People’s Republic of China.

Item 3.  Source and Amount of Funds.

The Company entered into an Exchange Agreement (“Exchange Agreement”), the details of which are more fully described in the 8-K with Jilin City Haitian Business Consulting Co., Ltd. (“Haitian Consulting”), a limited liability company under the laws of the People’s Republic of China (the “PRC”), Jilin Haitian Industrial Company Limited (“Haitian”), a limited liability company formed under the laws of the PRC, Advancetech Global Limited (“Advancetech BVI”), an International Business Company incorporated in the British Virgin Islands, and each of the members of Advancetech BVI (the “Advancetech BVI Members”). Under the Exchange Agreement, the Company acquired all of the outstanding capital stock and ownership interests of Advancetech BVI (the “Interests”) from the Advancetech BVI Members, and the Advancetech BVI Members contributed all of their Interests in Advancetech BVI to Boundless. In exchange, the Company issued to the Advancetech BVI Members 30,600,000 shares of Boundless Common Stock issued under the Exchange Agreement, par value $0.01 per share, which represents 76.5 of the issued and outstanding shares of Boundless on the Closing, Wang and Huizheng, as Advancetech-BVI members, received 7,922,618 and 13,909,091 shares of the Company’s Common Stock, respectively, in exchange for their Interest.

Item 4.  Purpose of Transaction.

Two of the purposes of the Wang Reporting Persons in effecting the Share Exchange were (1) to facilitate Haitian’s entry into the public markets in the United States and (2) to obtain restricted shares of a class of capital stock which is publicly traded.

In connection with the Share Exchange, as described in the 8-K, new officers and directors of the Company were appointed. The Company may also seek to obtain financing as described in the 8-K Report under the heading, "Management's Discussion and Analysis or Plan of Operation - Financial Liquidity and Capital Resources". The completion of such financings would depend upon market conditions, and other factors and such financings may result in the Company's issuance of additional shares of Common Stock which will dilute the percentage ownership of the existing shareholders of the Company.

Except as set forth above in this Item 4, none of the Wang Reporting Persons has any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4.

Nothing set forth above should be interpreted to preclude the Wang Reporting Persons from making any plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4.

Item 5.  Interest in Securities of the Company.

(a) Mr. Wang is the direct beneficial owner of 7,922,618 (approximately 20%) of the shares of the Company. He beneficially owns an additional 3,477,273 (8.68%) of the shares of the Company through the Jilin Province Huizheng Venture Capital Co., Ltd, which holds, including those shares owned by Mr. Wang, 13,909,091 (34.77%) of the issued and outstanding shares of the Company.

(b)	Mr. Wang enjoys sole dispositive control over the the shares enumerated in (a), above, and over the balance of the shares of the Company owned by Jilin Province Huizheng Venture Capital Co., Ltd.

(c)	Other than the transactions described above, none of the Wang Reporting Persons has effected any transaction involving Boundless Corporation’s Securities within the preceding sixty (60) days.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

None

Item 7.  Material to be filed as Exhibits

Exhibit No. E. - Joint filing Agreement, dated December 21, 2006, by and among Wang, Xitian and Jilin Province Huizheng Venture Capital Co., Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 26, 2006	Jilin Province Huizheng Venture Capital Co., Ltd.

	By:	/s/ Wang Xitian
Wang Xitian,
Chairman and CEO

/s/ Wang Xitian
Wang Xitian (individually)

EXHIBIT E

JOINT FILING AGREEMENT

Wang Xitian and Jilin Province Huizheng Venture Capital Co., Ltd. each hereby agrees to, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D filed herewith, and any amendment thereto, relating to the shares of common stock, $0.01 per value per share, of Boundless Corporation, are, and will be, filed jointly on behalf of such person. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

December 26, 2006

JILIN PROVINCE
HUIZHENG VENTURE CAPITAL CO., LTD.

By:	/s/ Wang Xitian
Wang Xitian
Chairman & CEO

/s/ Wang Xitian
Wang Xitian (individually)